SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): July 23, 2002

_____

IRWIN FINANCIAL CORPORATION

(Exact name of registrant as specified in its charter)

INDIANA	**0-6835**	**35-1286807**
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

500 Washington Street

Columbus, Indiana 47201

(Address of principal executive offices and Zip Code)

Registrant's telephone number, including area code: **(812) 376-1909**

ITEM 5. OTHER EVENTS.

On July 23, 2002, Irwin Financial Corporation announced its second quarter earnings as described in the news release attached as Exhibit 99.1.

ITEM 7. FINANCIAL STATEMENTS, PRO FORMA FINANCIAL INFORMATION AND EXHIBITS.

(c) Exhibits.

99.1 News Release issued July 23, 2002.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

IRWIN FINANCIAL CORPORATION
(Registrant)

Date: July 23, 2002   By: /s/ GREGORY F. EHLINGER

GREGORY F. EHLINGER
Senior Vice President and Chief
Financial Officer

EXHIBIT INDEX

Exhibit No.	Description
99.1	News Release issued July 23, 2002

Irwin Financial Corporation
500 Washington Street
P.O. Box 929
Columbus, IN 47202-0929
812.376.1909
812.376.1709 Fax
www.irwinfinancial.com



News Release: IMMEDIATE RELEASE

For further information, contact:

Suzie Singer, Corporate Communications	812.376.1917
Greg Ehlinger, Chief Financial Officer	812.376.1935
Conference call 1:00 EDT July 23, 2002	800.559.9370
Replay (passcode: 5974160)	888.843.8996


IRWIN FINANCIAL CORPORATION ANNOUNCES
SECOND QUARTER EARNINGS


- **EPS Declines Due To Portfolio Investment and Common Stock Issuance**
- **Strength in Commercial and Mortgage Banking**
- **Transition in Home Equity to Portfolio Accounting Proceeding As Expected**
- **2002 and 2003 Earnings Forecasts Reaffirmed**

(Columbus, IN, July 23, 2002) Irwin Financial Corporation (NYSE: IFC), an interrelated group of specialized financial services companies focusing on mortgage banking, small business lending, and home equity lending, today announced net income for the second quarter of 2002 of $8.0 million or $0.28 per diluted share. This compares with net income of $12.8 million or $0.56 per diluted share during the same period in 2001, a decrease in earnings per share of 50 percent. The reduction largely reflects the elimination of the use of gain-on-sale accounting in our home equity line of business and dilution from a first quarter common stock offering, which combined to offset strong performance by our mortgage and commercial banking lines of business. Net income for the year to date has totaled $17.9 million or $0.67 per diluted share, a 31 percent year-over-year per share decline.

Second quarter 2002 revenues totaled $89.3 million, compared with revenues of $103.5 million a year earlier. Return on average common equity during the second quarter was 9.8 percent and has been 12.0 percent for the year to date. Management noted that the transition off gain-on-sale accounting was proceeding as anticipated and reaffirmed our earnings forecasts of at least $36 million in 2002 and approximately $54 million in 2003.

"I believe we performed well during the second quarter," said Will Miller, Chairman of Irwin Financial. "While consolidated results were lower than in recent quarters, net income met our expectations as we transition our home equity line of business to a portfolio lender. We believe future quarters will reflect revenue and income growth due to the balance sheet investment we made during the second quarter. While charge offs are up reflecting the impact of the recession, the leading indicators of credit quality improved in our home equity and commercial finance lines of business where delinquencies fell quarter-to-quarter and remained very low at our commercial banking line of business. We remain cautious, however, about whether the uncertain economic and capital market conditions might affect our consumer and small business borrowers."

Financial highlights for the quarter included:

$ in millions, except EPS	2Q 2002	2Q 2001	Percent Change	YTD 2002	YTD 2001	Percent Change
Total Consolidated Net Revenues	$89.3	$103.5	(13.7)%	$179.3	189.6$	(5.4)%
Net Income:						
> Mortgage Banking	9.2	8.2	12.6	19.5	14.5	34.7
> Commercial Banking	4.1	1.7	133.1	7.9	3.1	151.1
> Home Equity Lending	(4.5)	6.1	(174.7)	(7.4)	9.5	(178.7)
> Commercial Finance	0.1	(0.2)	162.1	0.5	(0.8)	166.8
> Venture Capital	0.0	(1.6)	99.7	(0.9)	(3.0)	71.4
> Parent and Other	(0.8)	(1.4)	38.8	(1.7)	(1.3)	(27.3)
Total Consolidated Net Income	8.0	12.8	(37.6)	17.9	22.0	(18.4)
Earning per Share (EPS) (diluted)	0.28	0.56	(50.0)	0.67	0.97	(30.9)
Return on Average Equity	9.8%	25.4%		12.0%	22.5%	

Delinquency ratio (30 days and beyond) trends for our principal credit-related portfolios are shown below.

	Commercial Loans	Home Equity Loans	Equipment Leases
Owned Portfolio (*$ Billion*)	$1.5	$2.1	$0.3
30-Day + Delinquency			
• **June 30, 2002**	0.07%	4.60%	1.37%
• **March 31, 2002**	.06	4.98	1.41
• **December 31, 2001**	0.38	5.07	2.02
• **June 30, 2001**	0.24	4.45	1.56

Line of Business Results

Mortgage Banking

Net income at our mortgage banking line of business (www.irwinmortgage.com) totaled $9.2 million in the second quarter of 2002, an increase of $1.0 million or 13 percent compared with the year earlier period. These results were achieved in an interest rate environment characterized by declining and volatile interest rate changes due to uncertainties in the capital markets. The benchmark GNMA note rate declined 58 basis points during the quarter and ended at 6.08% on June 30, 2002. During the second quarter of 2002, lower loan originations and increased servicing amortization and impairment were offset by gains from the sale of servicing rights, compared with the second quarter of 2001.

Mortgage loan originations totaled $1.9 billion during the second quarter, a year-over-year decrease of $0.6 billion or 23 percent. Refinanced loans accounted for 39 percent of second quarter production, compared with 50 percent in the year earlier period. Loans for the purchase of new homes decreased 6 percent year-over-year.

Our first mortgage servicing portfolio totaled $13.5 billion as of June 30, 2002, a year-over-year increase of 29 percent, reflecting strong production and greater retention of servicing on loans sold over the past year. However, the portfolio declined $0.5 billion during the second quarter as we sold servicing rights as part of our on-going balance sheet management efforts. The market value of our servicing portfolio totaled $203.3 million as of June 30, 2002, compared with the balance sheet carrying value of $192.5 million, reflecting valuation at the lower of cost or market.

Commercial Banking

The commercial banking line of business (www.irwinunion.com) earned $4.1 million in the second quarter of 2002, an increase of $2.3 million or 133 percent compared with a year earlier. The increase in net income largely reflects year-over-year growth of $5.3 million or 44 percent in net interest income, and an improved efficiency ratio.

The commercial banking loan portfolio of $1.7 billion increased $0.4 billion, or 34 percent year-over-year. The net interest margin for the line of business in the second quarter of 2002 was 4.08 percent, compared with 3.82 percent during the second quarter of 2001. Core deposits totaled $1.3 billion as of June 30, 2002, an annual increase of 39 percent, reflecting success in deposit initiatives. Average core deposits during the second quarter were 9 percent greater than in the first quarter of 2002.

Included in second quarter net income was $2.3 million in provision for loan and lease losses, a year-over-year increase of $0.6 million or 37 percent, reflecting portfolio growth, general economic conditions, and increased charge-offs in the commercial banking line of business. Net charge-offs totaled $0.6 million during the second quarter of 2002 or 0.15 percent of average loans on an annualized basis, compared with 0.19 percent of average loans in the first quarter of

2002. Loan loss reserves to loans totaled 1.04 percent as of June 30, 2002, compared with 0.86 percent a year earlier.

Home Equity Lending

Our home equity lending business (www.ihe.com) lost $4.5 million during the second quarter of 2002, a $10.6 million decrease as compared to the second quarter of 2001. These results include a decline of $18.4 million from gains on loan sales and an increase of $5.6 million in loan loss provision, reflecting our transition from gain-on-sale to portfolio treatment for securitized financings.

Loan origination volume totaled $268 million, a 1 percent year-over-year decrease. The owned home equity portfolio totaled $2.1 billion at quarter-end, compared with $1.8 billion a year earlier, a 15 percent increase. Capitalized residual assets totaled $183 million as of June 30, 2002, compared with $190 million a year earlier. We estimate that approximately $122 million of the $183 million would be considered credit-enhancing interest only strips (CEIOS) under new federal banking regulations, representing approximately 28 percent of consolidated Tier 1 capital as of June 30, 2002.[1]

As noted above, 30 day and greater delinquencies as of June 30, 2002, of 4.60% continued a positive trend since year-end, although annualized charge-offs on the line of business' owned portfolio totaled 2.96 percent, compared with 2.51 percent during the first quarter of 2002. Management believes this trend of lower delinquencies, but higher charge-offs may continue for a time, as aged, delinquent loans become losses. The line of business recognized impairment of $5.8 million for its residual asset reflecting additional credit reserves in connection with these higher charge-offs. We have an allowance for loan and lease losses of 2.1 percent for on-balance sheet loans. We also carry $130.7 million of undiscounted reserves embedded in the residuals held on our securitized home equity portfolio or 9.0 percent of the outstanding principal balance.

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[1] Under new Residual Regulations announced November 29, 2001 (66 FR 59614), credit-enhancing interest only strips (CEIOS) that exceed 25% of a banking organization's Tier 1 capital are to be deducted from Tier 1 capital for risk capital ratio calculation purposes effective December 31, 2002. Capital is then to be held on a dollar-for-dollar basis for all residual assets, net of deferred tax liabilities existing due to the creation of the residuals.

Due to capital raising earlier in 2002, anticipated earnings retention, subsequent accretion of trust preferred stock into Tier 1 capital throughout the remainder of 2002, residual amortization throughout 2002, and other normal balance sheet changes, we expect that our CEIOS will have declined to less than 25% of Tier 1 capital by December 31, 2002. Accordingly, we anticipate that we will have little if any deduction of Tier 1 capital due to CEIOS concentration when the Residual Regulations become fully effective at that date. We will continue to hold dollar-for-dollar capital, net of deferred tax liabilities, against the entire residual asset.

The portfolio of home equity loans held on our balance sheet grew to $648 million from $406 million at March 31, 2002. The associated increase in net interest income from the growth in this portfolio is expected to turn this line of business profitable in the second half of this year.

Commercial Finance

Our commercial finance line of business earned $0.1 million, compared to a loss of $0.2 million during the same period in 2001, reflecting portfolio growth. Lease and loan fundings totaled $46 million in the second quarter, a year-over-year increase of 16 percent. The equipment lease and loan portfolio totaled $301 million at June 30, 2002, a $105 million or 54 percent annual increase.

Venture Capital

Irwin Ventures (www.irwinventures.com) operated at breakeven during the second quarter, compared with a loss of $1.6 million a year earlier. The company's investment portfolio had a $6.2 million carrying value as of June 30, 2002, compared with a cost basis of $11.6 million.

Balance Sheet

Our consolidated assets totaled $3.8 billion as of June 30, 2002, a $0.6 billion increase from a year earlier, principally reflecting increases in portfolio loans at the commercial banking and home equity lines of business. Our loan and lease portfolio totaled $2.7 billion as of June 30, 2002, and mortgage loans held for sale totaled $0.4 billion.

Nonperforming assets (including other real estate owned of $4.6 million) were $21.8 million or 0.57 percent of total assets as of June 30, 2002, up from $15.9 million or 0.49 percent of total assets a year earlier, but down sequentially from $24.0 million or 0.68 percent of total assets as of March 31, 2002. Net charge-offs for the quarter totaled $2.6 million, compared to $1.3 million a year earlier, reflecting increases at the commercial banking, home equity lending and commercial finance lines of business. Our on-balance sheet allowance for loan and lease losses totaled $37.3 million as of June 30, 2002, compared with $15.2 million a year earlier. The year-over-year increases in nonperforming assets and allowance for losses are principally the result of the new balance sheet treatment of home equity loans noted above, as well as portfolio growth and deteriorating credit quality during late 2001 and early 2002. As of June 30, 2002, the consolidated on-balance sheet ratio of allowance for loan and lease losses to total loans and leases was 1.39 percent, compared with 1.02 percent a year earlier. The ratio of allowance for loan and lease losses to nonperforming loans and leases totaled 216 percent at quarter-end, compared with 154 percent a year earlier. As noted above, we also have an embedded reserve in our residual valuations of 9.0 percent for loans we have previously securitized, but on which we retain credit risk.

We had $329 million or $11.87 per share in common shareholders' equity as of June 30, 2002, a year-over-year per share increase of 21 percent. The majority of this increase reflects the sale during the first quarter of 6.2 million shares of common stock, resulting in net proceeds of approximately $82 million. The Corporation's Tier 1 Leverage Ratio and Total Risk-based Capital Ratio were 11.4 percent and 12.5 percent, respectively, as of June 30, 2002, compared with 9.8 percent and 11.5 percent respectively, a year earlier. These compare to "well-capitalized" regulatory standards of 5.0 percent and 10.0 percent, respectively.

Forward Earnings Guidance

Given the current economic climate of a gradual recovery and updating for first half 2002 results, we expect estimated consolidated net income of at least $36 million in 2002 and approximately $54 million in 2003[2]. As announced in late 2001, changes in federal banking regulations for securitization residual interests have caused us to eliminate the use of securitization structures that require use of gain-on-sale accounting under SFAS 140. This will have the effect of delaying income recognition for our home equity line of business. Although this change in accounting policy will delay income recognition in 2002 for the home equity line of business, we expect to remain solidly profitable as we transition off gain-on-sale accounting. In addition, management anticipates that, after 2002, we can again achieve our long-term financial objectives of annual earnings per share growth of at least 12 percent and return on common equity of greater than 15 percent.

About Irwin Financial

Irwin Financial Corporation (www.irwinfinancial.com) is an interrelated group of specialized financial services companies organized as a bank holding company, with a history tracing to 1871. The Corporation, through its five major subsidiaries -- Irwin Mortgage Corporation, Irwin Union Bank, Irwin Home Equity Corporation, Irwin Capital Holdings, and Irwin Ventures -- provides a broad range of financial services to consumers and small businesses in selected markets in the United States and Canada.

About Forward-Looking Statements
This press release contains forward-looking statements and estimates that are based on management's expectations, estimates, projections and assumptions. These statements and estimates include but are not limited to earnings estimates and projections of financial performance and profitability, and projections of business strategies and future activities. These statements involve inherent risks and uncertainties that are difficult to predict and are not guarantees of future performance. Words such as "believe," "will," "remain," "possibility,"

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[2] These estimates include $2.7 million of after-tax interest expense on convertible trust preferred securities, which would be added back to net income for purposes of calculating fully diluted earnings per share under generally accepted accounting principles. These estimates are based on various factors and current assumptions management believes are reasonable, including current industry forecasts of a variety of economic and competitive factors. However, projections are inherently uncertain, and actual earnings may differ significantly from these estimates in the future due to uncertainties and risks related to our business, including those described in this release.

"may," "estimate(s)," "continue," "become," "expect," "estimated," "assumptions," "forecasts," "projections," "anticipates," "achieve," and similar expressions, are intended to identify forward-looking statements. We undertake no obligation to update publicly any of these statements in light of future events.

Actual future results may differ materially from what is projected due to a variety of factors including: potential changes in interest rates, which may affect consumer demand for our products and the valuation of our servicing portfolio; refinancing opportunities, which may affect the prepayment assumptions used in our valuation estimates; unanticipated deterioration in the credit quality of our assets; difficulties in selling residual assets as contemplated; difficulties in delivering loans to the secondary market as planned; difficulties in expanding our business or raising capital and other funding sources as needed; competition from other financial service providers for experienced managers as well as for customers; changes in the value of companies in which we invest; legislative or regulatory changes, including changes in the interpretation of new regulatory capital rules; changes in applicable accounting policies or principles or their application to our businesses; or governmental changes in monetary or fiscal policies.

IRWIN FINANCIAL CORPORATION
Selected Consolidated Financial Highlights

($'s in thousands, except per share data)	Q2-2002	Q2-2001	$ Change	% Change	Q1-2002
Net Interest Income	$47,717	$33,851	$13,866	41.0 %	$44,415
Provision for Loan and Lease Losses	(9,500)	(2,804)	(6,696)	(238.8)	(10,332)
Noninterest Income	51,099	72,478	(21,379)	(29.5)	55,908
Total Net Revenues	89,316	103,525	(14,209)	(13.7)	89,991
Noninterest Expense	76,269	82,454	(6,185)	(7.5)	74,559
Income before Income Taxes	13,047	21,071	(8,024)	(38.1)	15,432
Income Taxes	5,069	8,474	(3,405)	(40.2)	6,006
Income before Minority Interest	7,978	12,597	(4,619)	(36.7)	9,426
Minority Interest	(8)	(211)	203	96.2	(25)
Income before Cumulative Effect of Change in Accounting Principle	7,986	12,808	(4,822)	(37.6)	9,451
Cumulative Effect of Change in Accounting Principle, Net of Tax	0	0	0	na	495
Net Income	$7,986	$12,808	($4,822)	(37.6)	$9,946
Dividends on Common Stock	$1,863	$1,377	$486	35.3	$1,859
Diluted Earnings Per Share (30,549 Weighted Average Shares Outstanding)	$0.28	$0.56	(0.28)	(50.0)	$0.39
Basic Earnings Per Share (27,553 Weighted Average Shares Outstanding)	0.29	0.61	(0.32)	(52.5)	0.41
Dividends Per Common Share	0.0675	0.0650	0.0025	3.8	0.0675
Common Stock Market Price:					
High	$20.66	$25.25	($4.59)	(18.2)	$19.15
Low	17.65	18.69	(1.04)	(5.6)	14.40
Net Charge-Offs	$2,632	$1,348	$1,284	95.3	$2,278

Performance Ratios - Quarter to Date:

	Q2-2002	Q2-2001			Q1-2002
Return on Average Assets	0.88%	1.69%			1.15%
Return on Average Equity	9.76%	25.35%			14.67%

	YTD Q2-2002	YTD Q2-2001	$ Change	% Change
Net Interest Income	$92,132	$62,953	$29,179	46.4 %
Provision for Loan and Lease Losses	(19,832)	(4,357)	(15,475)	(355.2)
Noninterest Income	107,007	130,980	(23,973)	(18.3)
Total Net Revenues	179,307	189,576	(10,269)	(5.4)
Noninterest Expense	150,829	153,729	(2,900)	(1.9)
Income before Income Taxes	28,478	35,847	(7,369)	(20.6)
Income Taxes	11,075	14,254	(3,179)	(22.3)
Income before Minority Interest	17,403	21,593	(4,190)	(19.4)
Minority Interest	(34)	(211)	177	83.9
Income before Cumulative Effect of Change in Accounting Principle	17,437	21,804	(4,367)	(20.0)
Cumulative Effect of Change in Accounting Principle, Net of Tax	495	175	320	182.9
Net Income	$17,932	$21,979	($4,047)	(18.4)
Dividends on Common Stock	$3,722	$2,753	$969	35.2
Diluted Earnings Per Share (28,827 Weighted Average Shares Outstanding)	$0.67	$0.97	(0.30)	(30.9)
Basic Earnings Per Share (25,880 Weighted Average Shares Outstanding)	0.69	1.04	(0.35)	(33.7)
Dividends Per Common Share	0.1350	0.1300	0.0050	3.8
Common Stock Market Price:				
High	$20.66	$25.25	($4.59)	(18.2)
Low	14.40	18.69	(4.29)	(23.0)
Closing	20.10	25.15	(5.05)	(20.1)
Net Charge-Offs	$4,910	$2,358	$2,552	108.2

Performance Ratios - Year to Date:

	YTD Q2-2002	YTD Q2-2001		
Return on Average Assets	1.00%	1.57%		
Return on Average Equity	11.98%	22.51%		

	June 30, 2002	June 30, 2001	$ Change	% Change	December 31, 2001
Loans Held for Sale	$437,147	$1,016,792	($579,645)	(57.0) %	$502,086
Loans and Leases in Portfolio	2,675,915	1,486,461	1,189,454	80.0	2,137,747
Allowance for Loan and Lease Losses	(37,286)	(15,218)	(22,068)	(145.0)	(22,283)
Total Assets	3,827,582	3,261,739	565,843	17.3	3,449,693
Total Deposits	2,257,306	1,928,968	328,338	17.0	2,309,018
Shareholders' Equity	329,275	209,452	119,823	57.2	231,665
Shareholders' Equity available to Common Shareholders (per share)	11.87	9.82	2.05	20.8	10.84
Average Equity/Average Assets (YTD)	8.38%	6.96%			6.65%
Tier I Capital	$424,179	$278,018	$146,161	52.6	$294,891
Tier I Leverage Ratio	11.44%	9.84%			9.36%
Total Risk-based Capital Ratio	12.48%	11.46%			10.82%
Nonperforming Assets to Total Assets	0.57%	0.49%			0.68%

IRWIN FINANCIAL CORPORATION
Selected Financial Highlights By Line of Business (continued)
($'s in thousands)

Mortgage Banking	Q2-2002	Q2-2001	$ Change	% Change	Q1-2002
Net Interest Income	$7,659	$6,380	$1,279	20.0 %	$8,174
Provision for Loan Losses	(52)	99	(151)	(152.5)	(150)
Loan Origination Fees	14,882	16,088	(1,206)	(7.5)	14,550
Gain on Sales of Loans	24,737	26,323	(1,586)	(6.0)	28,234
Gain (Loss) on Sale of Servicing	9,809	3,689	6,120	165.9	(93)
Loan Servicing Fees	13,893	12,228	1,665	13.6	14,734
Amortization and Impairment of Servicing Assets,					
Net of Hedging	(15,034)	(12,105)	(2,929)	(24.2)	(9,513)
Other Revenues	1,301	1,194	107	9.0	1,905
Total Net Revenues	57,195	53,896	3,299	6.1	57,841
Salaries, Pension, and Other Employee Expense	27,271	27,474	(203)	(0.7)	25,761
Other Expenses	14,861	13,169	1,692	12.8	14,999
Income Before Income Taxes	15,063	13,253	1,810	13.7	17,081
Income Taxes	5,879	5,098	781	15.3	6,742
Net Income	9,184	8,155	1,029	12.6	10,339
Total Mortgage Loan Originations:	$1,897,162	$2,468,737	($571,575)	(23.2)	$1,949,394
Percent retail	33.99%	33.15%			35.57%
Percent wholesale	58.99%	62.55%			58.02%
Percent brokered	7.01%	4.30%			6.41%
Refinancings as a Percentage of Total Originations	39.23%	50.39%			53.83%

	YTD Q2-2002	YTD Q2-2001	$ Change	% Change
Net Interest Income	$15,833	$9,590	$6,243	65.1 %
Provision for Loan Losses	(202)	76	(278)	(365.8)
Loan Origination Fees	29,431	27,531	1,900	6.9
Gain on Sales of Loans	52,971	44,436	8,535	19.2
Gain (Loss) on Sale of Servicing	9,716	5,781	3,935	68.1
Loan Servicing Fees	28,627	24,798	3,829	15.4
Amortization and Impairment of Servicing Assets,				
Net of Hedging	(24,547)	(15,606)	(8,941)	(57.3)
Other Revenues	3,207	2,540	667	26.3
Total Net Revenues	115,036	99,146	15,890	16.0
Salaries, Pension, and Other Employee Expense	53,033	49,855	3,178	6.4
Other Expenses	29,859	25,679	4,180	16.3
Income Before Income Taxes	32,144	23,612	8,532	36.1
Income Taxes	12,622	9,299	3,323	35.7
Income Before Cumulative Effect of Change in Accounting Principle	19,522	14,313	5,209	36.4
Cumulative Effect of Change in Accounting Principle	0	175	(175)	(100.0)
Net Income	$19,522	$14,488	$5,034	34.7
Total Mortgage Loan Originations:	$3,846,556	$4,359,940	($513,384)	(11.8)
Percent retail	34.79%	33.54%		
Percent wholesale	58.50%	62.08%		
Percent brokered	6.71%	4.37%		
Refinancings as a Percentage of Total Originations	46.33%	52.88%		

	June 30,				December 31,
	2002	2001	$ Change	% Change	2001
Owned Servicing Portfolio Balance	$13,466,335	$10,474,246	$2,992,089	28.6 %	$12,875,532
Weighted average interest rate	7.01%	7.54%			7.23%
Delinquency ratio (30+ days):	5.77%	7.73%			7.80%
FNMA/FHLMC	2.43%	2.31%			2.54%
GNMA	7.85%	9.08%			9.62%
Servicing Asset	$192,455	$170,723	$21,732	12.7	$211,201

IRWIN FINANCIAL CORPORATION
Selected Financial Highlights By Line of Business (continued)
($'s in thousands)

Commercial Banking	Q2-2002	Q2-2001	$ Change	% Change	Q1-2002
Net Interest Income	$17,283	$12,023	$5,260	43.7 %	$16,091
Provision for Loan and Lease Losses	(2,340)	(1,704)	(636)	(37.3)	(2,170)
Other Revenues	4,134	3,457	677	19.6	4,345
Total Net Revenues	19,077	13,776	5,301	38.5	18,266
Salaries, Pension, and Other Employee Expense	7,572	6,456	1,116	17.3	7,100
Other Expenses	4,870	4,445	425	9.6	4,913
Income Before Income Taxes	6,635	2,875	3,760	130.8	6,253
Income Taxes	2,576	1,134	1,442	127.2	2,424
Net Income	$4,059	$1,741	$2,318	133.1	$3,829
Return on Average Equity	12.12%	9.33%			12.02%
Return on Average Assets	0.92%	0.53%			0.94%
Net Charge-offs	$603	$332	$271	81.6	$715
Net Interest Margin	4.08%	3.82%			4.10%

	YTD Q2-2002	YTD Q2-2001	$ Change	% Change	
Net Interest Income	$33,374	$22,332	$11,042	49.4 %	
Provision for Loan and Lease Losses	(4,510)	(2,504)	(2,006)	(80.1)	
Other Revenues	8,479	6,580	1,899	28.9	
Total Net Revenues	37,343	26,408	10,935	41.4	
Salaries, Pension, and Other Employee Expense	14,672	12,422	2,250	18.1	
Other Expenses	9,783	8,793	990	11.3	
Income Before Income Taxes	12,888	5,193	7,695	148.2	
Income Taxes	5,000	2,051	2,949	143.8	
Net Income	$7,888	$3,142	$4,746	151.1	
Return on Average Equity	12.07%	8.71%			
Return on Average Assets	0.93%	0.50%			
Net Charge-offs	$1,318	$731	$587	80.3	
Net Interest Margin	4.09%	3.76%			

	June 30,				December 31,
	2002	2001	$ Change	% Change	2001
Securities and Short-Term Investments	$15,544	$17,974	($2,430)	(13.5) %	$43,346
Loans and Leases	1,711,395	1,277,658	433,737	33.9	1,514,957
Allowance for Loan and Lease Losses	(17,836)	(11,000)	(6,836)	(62.1)	(14,644)
Interest-Bearing Deposits	1,407,276	1,165,084	242,192	20.8	1,282,503
Noninterest-Bearing Deposits	191,842	140,351	51,491	36.7	173,873
Commercial Loan Delinquency Ratio (30+ days):	0.07%	0.24%			0.38%

IRWIN FINANCIAL CORPORATION
Selected Financial Highlights By Line of Business
($'s in thousands)

Home Equity Lending	Q2-2002	Q2-2001	$ Change	% Change	Q1-2002
Residual Asset Interest Income	$8,789	$7,606	$1,183	15.6 %	$9,279
Interest Income - Unsold Loans and Other	11,668	6,661	5,007	75.2	8,854
Provision for Loan Losses	(5,882)	(300)	(5,582)	(1860.7)	(6,578)
Trading Gains (Losses)	(5,757)	(2,477)	(3,280)	(132.4)	(7,303)
Loan Origination Fees	0	254	(254)	(100.0)	778
Gain on Sales of Loans, Including Points and Fees	363	18,732	(18,369)	(98.1)	6,943
Servicing Income, net	1,898	2,695	(797)	(29.6)	1,871
Other Revenues	222	130	92	70.8	354
Total Net Revenues	11,301	33,301	(22,000)	(66.1)	14,198
Salaries, Pension, and Other Employee Expense	10,701	13,782	(3,081)	(22.4)	11,927
Other Expense	8,152	9,405	(1,253)	(13.3)	7,121
Income (Loss) before Income Taxes	(7,552)	10,114	(17,666)	(174.7)	(4,850)
Income Taxes	(3,021)	4,045	(7,066)	(174.7)	(1,940)
Net Income (Loss)	($4,531)	$6,069	($10,600)	(174.7)	($2,910)
Loan Volume	$267,725	$271,405	($3,680)	(1.4)	$246,737
Loans Sold	0	218,683	(218,683)	(100.0)	180,780
Return on Average Equity	-10.74%	23.51%			-6.75%
Net Charge-offs	2,682	na			2,373

	YTD Q2-2002	YTD Q2-2001	$ Change	% Change
Residual Asset Interest Income	$18,068	$14,766	$3,302	22.4 %
Interest Income - Unsold Loans and Other	20,522	14,110	6,412	45.4
Provision for Loan Losses	(12,460)	(300)	(12,160)	(4053.3)
Trading Gains (Losses)	(13,059)	(2,546)	(10,513)	(412.9)
Loan Origination Fees	777	351	426	121.4
Gain on Sales of Loans, Including Points and Fees	7,307	33,308	(26,001)	(78.1)
Servicing Income, net	3,768	5,120	(1,352)	(26.4)
Other Revenues	576	209	367	175.6
Total Net Revenues	25,499	65,018	(39,519)	(60.8)
Salaries, Pension, and Other Employee Expense	22,628	30,394	(7,766)	(25.6)
Other Expense	15,273	18,862	(3,589)	(19.0)
Income (Loss) before Income Taxes	(12,402)	15,762	(28,164)	(178.7)
Income Taxes	(4,961)	6,305	(11,266)	(178.7)
Net Income (Loss)	($7,441)	$9,457	($16,898)	(178.7)
Loan Volume	$514,462	$452,161	$62,301	13.8
Loans Sold	180,780	401,975	(221,195)	(55.0)
Return on Average Equity	-8.73%	20.29%		
Net Charge-offs	5,055	na		

	June 30, 2002	2001	$ Change	% Change	December 31, 2001
Home Equity Loans Held for Sale	$0	$353,251	($353,251)	(100.0) %	$0
Home Equity Loans (On balance sheet)	648,097	4,328	643,769	14874.5	346,192
Allowance for Loan and Lease Losses	(13,286)	(800)	(12,486)	(1560.8)	(2,220)
Residual Asset	183,310	189,788	(6,478)	(3.4)	199,071
Managed Portfolio	2,098,678	1,826,853	271,825	14.9	2,064,542
Delinquency Ratio (30+ days)	4.60%	4.45%			5.07%
Managed Portfolio, including subservicing	$2,409,686	$1,985,946	$423,740	21.3	$2,317,975
Delinquency Ratio (30+ days)	4.61%	4.50%			5.25%

IRWIN FINANCIAL CORPORATION
Selected Financial Highlights By Line of Business (continued)
($'s in thousands)

Commercial Finance	Q2-2002	Q2-2001	$ Change	% Change	Q1-2002
Net Interest Income	$3,726	$2,144	$1,582	73.8 %	$3,392
Provision for Loan and Lease Losses	(1,281)	(754)	(527)	(69.9)	(1,433)
Other Revenues	842	349	493	141.3	786
Total Net Revenues	3,287	1,739	1,548	89.0	2,745
Salaries, Pension, and Other Employee Expense	2,107	1,452	655	45.1	2,184
Other Expenses	942	773	169	21.9	712
Loss Before Income Taxes, Minority Interest, and Cumulative Effect of Change in Accounting Principle	238	(486)	724	149.0	(151)
Income Taxes	118	(69)	187	271.0	(10)
Income (Loss) Before Minority Interest and Cumulative Effect of Change in Accounting Principle	120	(417)	537	128.8	(141)
Minority Interest	(8)	(211)	203	96.2	(26)
Income (Loss) Before Cumulative Effect of Change in Accounting Princip	128	(206)	334	162.1	(115)
Cumulative Effect of Change in Accounting Principle	0	0	0	na	495
Net Income (Loss)	$128	($206)	$334	162.1	$380
Net Charge-Offs	$1,251	$1,034	$217	21.0	$878
Net Interest Margin	5.23%	4.71%			5.09%
Total Fundings of Loans and Leases	$46,184	$39,705	$6,479	16.3	$39,679

	YTD Q2-2002	YTD Q2-2001	$ Change	% Change	
Net Interest Income	$7,119	$3,879	$3,240	83.5 %	
Provision for Loan and Lease Losses	(2,715)	(1,408)	(1,307)	(92.8)	
Other Revenues	1,629	705	924	131.1	
Total Net Revenues	6,033	3,176	2,857	90.0	
Salaries, Pension, and Other Employee Expense	4,292	2,890	1,402	48.5	
Other Expenses	1,654	1,465	189	12.9	
Loss Before Income Taxes, Minority Interest, and Cumulative Effect of Change in Accounting Principle	87	(1,179)	1,266	107.4	
Income Taxes	108	(207)	315	152.2	
Loss Before Minority Interest and Cumulative Effect of Change in Accounting Principle	(21)	(972)	951	97.8	
Minority Interest	(34)	(211)	177	83.9	
Income (Loss) Before Cumulative Effect of Change in Accounting Princip	13	(761)	774	101.7	
Cumulative Effect of Change in Accounting Principle	495	0	495	na	
Net Income (Loss)	$508	($761)	$1,269	166.8	
Net Charge-Offs	$2,129	$1,494	$635	42.5	
Net Interest Margin	5.16%	4.55%			
Total Fundings of Loans and Leases	$85,863	$73,628	$12,235	16.6	

	June 30,				December 31,
	2002	2001	$ Change	% Change	2001
Investment in Loans and Leases	$301,285	$196,005	$105,280	53.7	$264,827
Allowance for Loan and Lease Losses	(5,254)	(2,451)	(2,803)	(114.4)	(4,587)
Weighted Average Yield	10.68%	11.33%			10.77%
Delinquency ratio (30+ days)	1.37%	1.56%			2.02%

Venture Capital	Q2-2002	Q2-2001	$ Change	% Change	Q1-2002
Net Interest Income after Provision for Loan Losses	$12	($121)	$133	109.9 %	$11
Mark to Market Adjustment on Investments	0	(2,202)	2,202	100.0	(1,465)
Other Revenues	117	135	(18)	(13.3)	192
Total Net Revenues	129	(2,188)	2,317	105.9	(1,262)
Operating Expenses	135	301	(166)	(55.1)	164
Loss Before Income Taxes	(6)	(2,489)	2,483	99.8	(1,426)
Income Tax Benefit	(2)	(926)	924	99.8	(571)
Net Loss	($4)	($1,563)	$1,559	99.7	($855)

	YTD Q2-2002	YTD Q2-2001	$ Change	% Change	
Net Interest Income after Provision for Loan Losses	$22	($261)	283	108.4 %	
Mark to Market Adjustment on Investments	(1,465)	(4,702)	3,237	68.8	
Other Revenues	309	385	(76)	(19.7)	
Total Net Revenues	(1,134)	(4,578)	3,444	75.2	
Operating Expenses	298	414	(116)	(28.0)	
Loss Before Income Taxes	(1,432)	(4,992)	3,560	71.3	
Income Taxes	(573)	(1,985)	1,412	71.1	
Net Loss	($859)	($3,007)	2,148	71.4	

	June 30,				December 31,
	2002	2001	$ Change	% Change	2001
Investment in Portfolio Companies (cost)	11,554	8,080	3,474	43.0	10,696
Mark to Market Adjustment	(5,401)	2,070	(7,471)	(360.9)	(3,936)
Carrying Value - Portfolio Companies	$6,153	$10,150	($3,997)	(39.4)	$6,760